Exhibit 99.1

NEWS RELEASE
September 6th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN STEPS OUT 100 METERS ON NORTHEAST EXTENSION,
 CUTS 99.80 METERS 1.8 G/T AUEQ (1.10 G/T AU AND 33.2 G/T AG)

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going exploration drill program at the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-170, 174, 178, and 180. These holes were drilled into the Northeast Extension (Chemelaco) zone on section 50+100N and represent a 100 meter step out from the previously drilled and reported section, 50+000N (see Almaden news release of August 7th, 2012) . The intersections reported today demonstrate the continuity of this zone as well as the presence of high grades locally. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-170                                           SECTION 50+100N:
36.20 meters @ 0.30 g/t gold and 11.8 g/t silver (0.5 g/t gold equivalent)

Hole TU-12-170                                           SECTION 50+100N:
12.50 meters @ 0.21 g/t gold and 70.3 g/t silver (1.6 g/t gold equivalent)

Hole TU-12-174                                           SECTION 50+100N:
99.80 meters @ 1.10 g/t gold and 33.2 g/t silver (1.8 g/t gold equivalent)
Including                       25.80 meters @ 1.70 g/t gold and 44.5 g/t silver (2.6 g/t gold equivalent)
And                          2.50 meters @ 9.26 g/t gold and 96.4 g/t silver (11.2 g/t gold equivalent)
And                          6.90 meters @ 0.16 g/t gold and 91.4 g/t silver (2.0 g/t gold equivalent)

Hole TU-12-178                                           SECTION 50+100N:
54.50 meters @ 0.54 g/t gold and 9.0 g/t silver (0.7 g/t gold equivalent)
Including                      23.80 meters @ 1.01 g/t gold and 10.8 g/t silver (1.2 g/t gold equivalent)

Hole TU-12-180                                           SECTION 50+100N:
76.00 meters @ 0.64 g/t gold and 16.5 g/t silver (1.0 g/t gold equivalent)
Including                      10.00 meters @ 2.16 g/t gold and 31.5 g/t silver (2.8 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “The Northeast Extension or Chemelaco Zone is newly defined and is oriented at right angles to the main Ixtaca trend. These stepout results confirm the potential of this zone to add significantly to the overall Ixtaca resource.”

The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant section and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-170	78.00	114.20	36.20	0.30	11.8	0.5	27
TU-12-170	249.00	271.00	22.00	0.17	31.0	0.8	40
including	256.50	258.50	2.00	0.47	83.1	2.1	107
including	264.50	268.00	3.50	0.37	64.8	1.7	84
TU-12-170	278.50	291.00	12.50	0.21	70.3	1.6	81
including	282.00	290.00	8.00	0.30	101.4	2.3	116
TU-12-170	315.00	324.50	9.50	0.23	10.3	0.4	22
TU-12-170	331.00	346.00	15.00	0.09	9.8	0.3	14
TU-12-170	352.50	357.00	4.50	0.42	17.4	0.8	38
TU-12-170	367.00	382.00	15.00	0.15	16.9	0.5	25
TU-12-174	69.00	119.00	50.00	0.20	11.0	0.4	21
TU-12-174	268.20	368.00	99.80	1.10	33.2	1.8	88
including	292.00	317.80	25.80	1.70	44.5	2.6	129
including	296.50	299.00	2.50	9.26	96.4	11.2	560
including	345.50	352.40	6.90	0.16	91.4	2.0	99
including	359.60	363.20	3.60	0.06	130.4	2.7	133
TU-12-178	60.50	86.50	26.00	0.39	7.1	0.5	27
TU-12-178	102.50	134.20	31.70	0.15	5.8	0.3	14
TU-12-178	307.00	361.50	54.50	0.54	9.0	0.7	36
including	322.00	345.80	23.80	1.01	10.8	1.2	61
TU-12-180	81.00	122.00	41.00	0.08	8.5	0.2	12
TU-12-180	318.00	394.00	76.00	0.64	16.5	1.0	49
including	333.50	338.50	5.00	0.35	56.5	1.5	74
including	354.00	364.00	10.00	2.16	31.5	2.8	139
including	375.00	380.50	5.50	1.83	20.4	2.2	112

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

CLAY ALTERED ASH
MINERALIZED ASH LAYER
NORTHEAST EXTENSION
TU-12-170
TU-12-174
TU-12-178
TU-12-180
Intervals Greater than 0.3 g/t AuEq
Assay results pending

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-170	78.00	114.20	36.20	0.3	12	0.5
TU-12-170	249.00	271.00	22.00	0.2	31	0.8
including	256.50	258.50	2.00	0.5	83	2.1
including	264.50	268.00	3.50	0.4	65	1.7
TU-12-170	278.50	291.00	12.50	0.2	70	1.6
including	282.00	290.00	8.00	0.3	101	2.3
TU-12-170	315.00	324.50	9.50	0.2	30	0.4
TU-12-170	331.00	346.00	15.00	0.1	30	0.3
TU-12-170	352.50	357.00	4.50	0.4	17	0.8
TU-12-170	367.00	382.00	15.00	0.2	17	0.5
TU-12-174	69.00	119.00	50.00	0.2	11	0.4
TU-12-174	268.20	368.00	99.80	1.1	33	1.8
including	292.00	317.80	25.80	1.7	44	2.6
including	296.50	299.00	2.50	9.3	96	11.2
including	345.50	352.40	6.90	0.2	91	2.0
including	359.60	363.20	3.60	0.1	130	2.7
TU-12-178	60.50	86.50	26.00	0.4	7	0.5
TU-12-178	102.50	134.20	31.70	0.2	6	0.3
TU-12-178	307.00	361.50	54.50	0.5	9	0.7
including	322.00	345.80	23.80	1.0	11	1.2
TU-12-180	81.00	122.00	41.00	0.1	9	0.2
TU-12-180	318.00	394.00	76.00	0.6	17	1.0
including	333.50	338.50	5.00	0.4	57	1.5
including	354.00	364.00	10.00	2.2	32	2.8
including	375.00	380.50	5.50	1.8	20	2.2

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals

Section 50100N
Looking NW (+/- 25m)

Scale: 1: 4000 | Date: 05-Sept-12